GALIANO GOLD COMPLETES ESAASE METALLURGICAL TEST
WORK - POSITIVE RESULTS PAVE THE WAY TO REINSTATE
MINERAL RESERVES AT THE ASANKO GOLD MINE

Vancouver, British Columbia, September 29th, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide results from independent metallurgical test work conducted on the Esaase deposit at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

Results of 2022 Esaase Independent Metallurgical Test Work Program

As previously announced on July 8, 2022, the Company reported encouraging results from the internal metallurgical assessment of 2,221 one-metre increments obtained from sixteen diamond drill holes completed in Q2 2022 at Esaase (see news release "Galiano Gold Provides Metallurgical and Operational Update at Asanko Gold Mine").

Further to these internal results, an independent metallurgical test work program has now been completed. The program consisted of lab scale carbon-in-leach bottle roll tests conducted on a total of 8 bulk composites derived from mineralized drill core increments of the 2022 metallurgical drilling campaign. The composites were selected to represent variations in lithological domains, oxidation states, visually logged carbon, and gold grade. Overall weighted average gold recoveries of 87% were achieved for the Esaase deposit. These results support past test work and are in-line with metallurgical recoveries previously assigned to the Esaase deposit.

Table 1 - Metallurgical Recoveries of Bulk Composites

Comp. ID	Composite Description	% Recovery
1	Oxide	92%
2	Transition	92%
3	Fresh - Upper Sandstone	82%
4	Fresh - Cobra - Low Au Grade	76%
5	Fresh - Cobra - High Au Grade	79%
6	Fresh - Central Sandstone - Low Visible Carbon	92%
7	Fresh - Central Sandstone - High Visible Carbon	80%
8	Fresh - Central Sandstone - High Visible Carbon #2	79%

The weighted average recovery of the Esaase deposit is summarized below in Table 2. This average is calculated based on the proportion of contained material types within the most recent Measured and Indicated Mineral Resources for the Esaase deposit as described in technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of February 28, 2022.

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Table 2 - Weighted Average Recoveries by Material Type at Esaase

Resource Class	Material Type	% Weight	% Recovery
Measured + Indicated	Oxide	18%	92%
	Transition	17%	92%
	Fresh - Upper Sandstone	9%	82%
	Fresh - Cobra	8%	78%
	Fresh - Central Sandstone	48%	86%
	Weighted Average	100%	87%

"We are pleased to have concluded this test work program and be in a position to provide clarity on metallurgical recoveries at Esaase," said Matt Badylak, President and Chief Executive Officer. "On the back of this program, in-house test work and recent plant optimizations, we can conclude that although a portion of the Esaase deposit is prone to lower recovery, the relative contribution of this material is not significant and can be effectively managed on a go forward basis. These results now pave the way to reinstate Mineral Reserves for the Asanko Gold Mine which will be described in the upcoming Feasibility Study Technical Report prepared in full by independent consultants. This work is progressing on schedule and is expected to be completed in Q1 2023."

Qualified Person

Alan Eslake, FAusIMM, Chief Metallurgist with Asanko Gold Ghana Limited, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute " forward-looking statements " within the meaning of applicable U.S. securities laws and " forward-looking information " within the meaning of applicable Canadian securities laws, which we refer to collectively as " forward-looking statements ". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as " seek ", " expect ", " anticipate ", " budget ", " plan ", " estimate ", " continue ", " forecast ", " intend ", " believe ", " predict ", " potential ", " target ", " may ", " could ", " would ", " might ", " will " and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to:  statements regarding the interpretation of the results of the Esaase metallurgical test work program; the portion of the Esaase deposit that is prone to lower recovery, the impact on the overall deposit, and the ability of the Company to manage the lower recovery; the preparation of a new technical report and definition of mineral reserves at Esaase and other deposits at the AGM and the timing thereof;  and information regarding the plans and expectations of the Company. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of the Company's interpretation and understanding of the results of the Esaase metallurgical test work program, the portion of the Esaase deposit that is prone to lower recovery, the impact on the overall deposit and the ability of the Company to manage the lower recovery; that the mineral resource estimate used in the metallurgical test work program continues to be accurate; the Company's new technical report and definition of mineral reserves at the AGM proceeding as currently anticipated; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that future exploration programs will provide the basis for future mineral resources and reserves; that the Joint Venture approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the  doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: uncertainties and risks related to the Company's interpretation and understanding of the results of the Esaase metallurgical test work program, the portion of the Esaase deposit that is prone to lower recovery, the impact on the overall deposit and the ability of the Company to manage the lower recovery; risks related to the accuracy of the mineral resource estimate used in the metallurgical test work program and that the resource estimate may change as a result of the work currently underway and expected to be completed in Q1 of 2023; that the preparation of a new technical report and definition of mineral reserves may not proceed or be completed as expected or at all; that the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; the Company's expectations; that the Company may not undertake planned future mining or exploration, or that such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; that the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; and the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law

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Cautionary Note to US Investors Regarding Mineral Reporting Standards

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0888

Email: info@galianogold.com

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